Pointbreak ETF Trust

P.O. Box 347312

San Francisco, CA 94134

July 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pointbreak ETF Trust; SEC File Nos. 333-205324 and 811-23068
Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s
Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Pointbreak ETF Trust (the “Trust”), on behalf of its series Pointbreak India Index Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 6 (“PEA No. 6”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-16-434376) on January 21, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 6 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on June 29, 2016 (Accession No. 0001193125-16-635610) (each, a “BXT Filing” and together with PEA No. 6, the “Filings”) and scheduled to become effective on July 29, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions concerning this filing, please do not hesitate to contact me at (804) 658-2392 or heatherharker@pointbreakETFs.com.

Sincerely,

/s/ Heather C. Harker
By: Heather C. Harker
Title:	Chief Legal Officer and Secretary
Pointbreak ETF Trust